Exhibit 99.1

April 24, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:	Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the First Quarter of 2013

Below please find an announcement from Citycon Oyj (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 49.3% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding its first quarter financial results, as published on April 24, 2013 in Finland.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

CITYCON OYJ

INTERIM REPORT 1 JANUARY – 31 MARCH 2013

CITYCON OYJ

INTERIM REPORT 1 JANUARY – 31 MARCH 2013

Citycon in Brief

Citycon is an owner, developer and manager of predominantly supermarket-anchored shopping centres in the Nordic and Baltic region. The company’s shopping centres are actively managed and developed by its locally-based professionals. In the Nordic countries, Citycon is a pioneer in adhering to sustainable development principles in its shopping centre business. Citycon strives to enhance the commercial appeal of its properties, taking account of the specific characteristics of each property’s catchment area, such as purchasing power, competition and consumer demand. The ultimate goal is to create rental premises generating added value for tenants and customers.

At the end of March 2013, Citycon owned 38 shopping centres and 39 other retail properties. In addition, the company manages and leases the Galleria Esplanad shopping centre without owning it. Of the shopping centres owned by the company, 23 are located in Finland, ten in Sweden including Kista Galleria, four in the Baltic region and one in Denmark.

Contents

Summary of the First Quarter of 2013 Compared with the Previous Quarter

Summary of the First Quarter of 2013 Compared with the Corresponding Period of 2012

Key Figures

CEO’s Comment

Other Events 1 January–31 March 2013

Events after the Reporting Period

Outlook

Business Environment

Short-term Risks and Uncertainties

Property Portfolio

Financial Performance

Statement of Financial Position and Financing

Cash Flow Statement

Financial Performance of Business Units

Finland

Sweden

Baltic Countries and New Business

Environmental Responsibility

Governance

EPRA Key Performance Measures

Interim Condensed Consolidated Financial Statements 1 January–31 March 2013, IFRS

Notes to Interim Condensed Consolidated Financial Statements

Auditor’s Report

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Citycon Oyj’s Interim Report for 1 January–31 March 2013

Summary of the First Quarter of 2013 Compared with the Previous Quarter

•	Turnover increased to EUR 62.9 million (Q4/2012: EUR 62.1 million).

•	Net rental income decreased by EUR 1.7 million, or 4.2 per cent, to EUR 40.4 million (EUR 42.1 million), mainly due to seasonal variations in property operating expenses.

•

EPRA operating profit increased by EUR 1.2 million, or 3.5 per cent to EUR 35.4 million (EUR 34.2 million) mainly due to lower direct administrative expenses by EUR 2.6 million. EPRA earnings per share increased to EUR 0.052 (EUR 0.046) due to higher EPRA operating profit, lower financial expenses by EUR 1.0 million and higher share of result in joint ventures by EUR 1.1 million. The increase in share of result in joint ventures was due to the acquisition of Kista Galleria –shopping centre in January 2013. EPRA key figures exclude non-recurring items such as fair value changes in investment properties.

•

The fair value change in investment properties was EUR 11.8 million (EUR 3.8 million), while the fair value of investment properties totalled EUR 2,730.9 million (EUR 2,714.2 million). The average net yield requirement for investment properties was 6.3 per cent (6.3%).

Summary of the First Quarter of 2013 Compared with the Corresponding Period of 2012

•	Turnover increased to EUR 62.9 million (Q1/2012: EUR 57.8 million).

•

Net rental income increased by EUR 2.8 million, or 7.5 per cent, to EUR 40.4 million (EUR 37.5 million). Completion of (re)development projects and the acquisition of shopping centres in 2012 increased net rental income by EUR 1.6 million.

•	Net rental income of like-for-like properties increased by EUR 1.0 million, or 3.5 per cent, excluding the impact of the strengthened Swedish krona.

•	Earnings per share were EUR 0.07 (EUR 0.05).

•	EPRA Earnings per share (basic) was EUR 0.052 (EUR 0.046).

•	Net cash from operating activities per share stayed at the same level and was EUR 0.05 (EUR 0.05).

Key Figures

IFRS based key figures	Q1/2013	Q1/2012	Change-% 1)	Q4/2012	2012
Turnover, EUR million	62.9	57.8	8.7%	62.1	239.2
Net rental income, EUR million	40.4	37.5	7.5%	42.1	162.0
Profit/loss attributable to parent company shareholders, EUR million	26.1	15.8	65.1%	20.4	77.2
Earnings per share (basic), EUR2)	0.07	0.05	36.2%	0.06	0.24
Net cash from operating activities per share, EUR2)	0.05	0.05	-12.5%	0.04	0.19
Fair value of investment properties, EUR million	2,730.9	2,547.8	7.2%	2,714.2	2,714.2
Equity ratio,%	40.4	35.9	12.6%	37.8	37.8
Loan to Value (LTV), %	51.6	56.5	-8.7%	54.5	54.5

EPRA based key figures	Q1/2013	Q1/2012	Change-% 1)	Q4/2012	2012
EPRA operating profit, EUR million	35.4	31.0	14.3%	34.2	135.7
% of turnover	56.3%	53.6%	5.1%	55.1%	56.7%
EPRA Earnings, EUR million	19.7	14.3	37.5%	16.2	63.9
EPRA Earnings per share (basic), EUR2)	0.052	0.046	13.4%	0.046	0.199
EPRA NAV per share, EUR	2.99	3.54	-15.6%	3.49	3.49
EPRA NNNAV per share, EUR	2.70	3.19	-15.4%	3.08	3.08

1)	Change-% is calculated from exact figures and refers to the change between 2013 and 2012.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

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CEO’s Comment

Comments from Citycon Oyj’s Chief Executive Officer Marcel Kokkeel on the beginning of the year:

“The first quarter of 2013 showed solid performance. We were able to increase like-for-like net rental income by 3.5 per cent; additionally we managed to reduce administrative expenses by EUR 1.3 million million compared to the first quarter 2012. In January, Citycon and our joint venture partner CPPIB got ownership of Kista Galleria. The acquisition significantly strengthens our position in Sweden, and we are now one of the leaders in Swedish shopping centre markets. It also substantially balances our portfolio mix between Finland and Sweden. In the first quarter, Kista Galleria’s performance was in accordance with our expectations. One of Citycon’s priorities is to successfully process the integration of Kista Galleria within the existing organization. According to research1), the average retail brand penetration in the Nordics is approximately 45 per cent below the European average. Therefore we see great opportunities to attract more international retailers to the Nordic region whereby Kista Galleria will support our position and offering to retailers.

We successfully executed the company’s largest ever equity raise of EUR 200 million via a rights issue. This is a strategic move to permanently de-leverage the company. The rights issue resulted in a 150 per cent oversubscription. First and foremost, the additional equity gives the company the flexibility to further focus on business improvement, organic growth, (re)developments and to recycle capital after value enhancement activities. The company is committed to further strengthen its balance sheet by capital recycling through divestments of non-core properties and joint venture partnerships in selected shopping centres. During the period, Citycon signed a (re)development and extension agreement with the Finnish pension insurance company Ilmarinen for IsoKristiina shopping centre in Lappeenranta. Furthermore, in this quarter Ilmarinen bought a 50 per cent share of the existing shopping centre. During the quarter, the company also signed or closed the divestment of three non-core properties.

The cost savings program continues in 2013 with a goal to save up to EUR 5 million administrative expenses compared to 2012 level. The structural changes have resulted in targeted cost savings during the first quarter.”

1)	www.retailindex.com

Other Events 1 January–31 March 2013

Financial position

On 12 February 2013, based on the authorisation granted by the EGM of 6 February 2013, the Citycon Board of Directors decided on an approximately EUR 200 million share issue based on the shareholders’ pre-emptive subscription rights. A total of 114,408,000 new shares were offered for subscription at a price of EUR 1.75 per share. The share subscription period was 21 February – 7 March. All of the offered shares were subscribed in the share offering. The new shares were entered in the Finnish Trade Register on 14 March.

Leasing Activity

The economic occupancy rate of the shopping centres was 95.9 per cent (97.0%). The economic occupancy rate of the whole property portfolio was 95.0 per cent (95.5%). The temporary decline in occupancy rate was mainly due to increased vacancy in Sweden and a finalized (re)development project with temporary vacancy.

Acquisitions and Divestments

On 17 January, Citycon acquired the Kista Galleria shopping centre in Stockholm together with CPPIB from DNB Livsforsikring ASA for approximately SEK 4.6 billion (approx. EUR 530 million). Citycon and CPPIB each own one half of the shopping centre. The centre’s gross leasable area is approximately 90,000 square metres, of which approximately 60,000 square metres is in retail premises. Kista Galleria attracts around 18 million visitors a year, more than any other shopping centre in the area, with annual sales amounting to EUR 280 million. More information on this transaction is available in the stock exchange release issued on 17 January.

In Citycon’s reporting, Kista Galleria will be treated as a joint venture and the shopping centre’s result or fair value will not impact the turnover, net rental income or fair value of investment properties of the group. The centre is consolidated with the equity method and it is recorded as share of result in joint ventures in the statement of comprehensive income. In the statement of financial position, Citycon’s share of Kista Galleria is reported within the line called “Investments in joint ventures”.

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On 22 January, Citycon signed an agreement to sell the office and retail property Lindome in Greater Gothenburg area to a local buyer for approximately SEK 81 million (approx. EUR 9.7 million). Closing of the transaction took place after the reporting period.

On 27 February, Citycon sold Ultima Oy, an undeveloped plot in Vantaa, to YIT Construction Ltd for approximately EUR 4.4 million.

On 28 February, Citycon sold 50 per cent share of the shopping centre IsoKristiina in Lappeenranta to Mutual Pension Insurance Company Ilmarinen. The disposal is related to the starting (re)development project.

On 7 March, the company sold the office and retail property Hindås located in the Greater Gothenburg area to a local buyer for approximately SEK 12 million (approx. EUR 1.4 million)

(Re)development projects

In February, Citycon decided to expand and redevelop the shopping centre IsoKristiina, located in Lappeenranta’s city centre. The total investment will be slightly above EUR 100 million. The (re)development will increase the centre’s leasable area from 19,800 square metres to 34,000 square metres. Mutual Pension Insurance Company Ilmarinen acquired 50 per cent share of the existing shopping centre IsoKristiina and joins the project with 50 per cent share.

Reorganisation and other events

On 30 January, statutory collaborative negotiations in the Finnish Business Unit were concluded concerning the reorganisation of business operations. As a result of these negotiations, Citycon reduced the number of employees in its Finnish Business Unit by 10. Simultaneously a cluster-based organisational model was adopted in all of Citycon’s operating countries. Based on this operating model, shopping centres have been combined to form entities which are led by commercial directors.

Events after the Reporting Period

On 3 April, Citycon signed an agreement to sell the office building Wavulinintie, located in Helsinki, to ELF Invest Oy for approximately EUR 1.4 million. The transaction is expected to be closed on 30 April.

On 16 April, the transaction relating to the sale of retail and office property Lindome for EUR 9.7 million was closed in accordance with the agreement signed on 22 January.

Outlook

Citycon continues to focus on increasing both its net cash flow from operating activities and its direct operating profit. In order to implement this strategy, the company is pursuing value-added activities, selected acquisitions and proactive asset management.

Initiation of planned projects will be carefully evaluated against strict pre-leasing criteria. Citycon intends to continue the divestment of its non-core properties, in order to improve the property portfolio and strengthen the company’s financial position. The company is also considering alternative property financing sources.

In 2013, Citycon expects to continue generating a solid cash flow and anticipates that its turnover will grow by EUR 5–20 million and its EPRA operating profit by EUR 5–20 million compared with the previous year, based on the existing property portfolio including recent acquisitions and divestments. The company expects its EPRA Earnings to increase by EUR 15–30 million from the previous year. Furthermore, it forecasts that its EPRA EPS (basic) will be EUR 0.19–0.24 based on the existing property portfolio and increased number of shares. The estimate for EPRA Earnings per share (basic) reflects the increased number of shares from the rights offering.

These estimates are based on already completed (re)development projects and those to be completed in the future, as well as on the prevailing level of inflation and the euro-krona exchange rate, and current interest rates. Properties taken offline for planned development projects will reduce net rental income during the year.

Business Environment

On the whole, the first part of 2013 has been characterised by continued financial uncertainty in Citycon’s operating countries.

During the beginning of the year, retail sales growth was strong in Estonia and positive in Finland and Sweden. The total retail sales growth for the first two months was 2.0 per cent in Finland, 0.9 per cent in Sweden and 3.2 per cent in Estonia. (Sources: Statistics Finland, Statistiska Central Byrån, Statistics Estonia)

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During the beginning of the year, the household consumer confidence improved in Finland and Sweden. In Estonia and Lithuania the household consumer confidence indicator remained negative, but developed positively during the period. (Eurostat)

Retail sales growth and the inflation rate are key factors for Citycon’s business and have an impact on rents from retail premises. Consumer prices continued to rise at the beginning of the year in Finland and Estonia. In March, inflation was 1.7 per cent in Finland, 0.0 per cent in Sweden and 3.5 per cent in Estonia. (Statistics Finland, Statistiska Central Byrån, Statistics Estonia)

In Finland and Sweden, seasonally adjusted unemployment is lower than the European Union average (10.9%): at the end of February, the unemployment rate in Finland was 8.1 per cent and in Sweden 8.2 per cent. In Estonia and Lithuania, the unemployment rates remain high: at the end of January 9.9 per cent in Estonia and 13.3 per cent in Lithuania. (Eurostat)

The instability of the financial market in Europe is affecting the availability and margins of debt financing.

Property Market

In Finland only few retail property transactions were closed in the first quarter 2013 keeping the retail property transaction volume clearly below EUR 100 million. Investment demand has remained relatively stable in the Finnish market, but the limited supply of prime assets has limited transactional activity. The forecast for 2013 does not indicate any significant changes in the market. Shopping centre prime yields have remained stable but the secondary yields are facing upward pressure. Retail rents have also been increasing even though the softening outlook for retail sales might weaken the future prospects. However, rental growth has been focused on the prime locations.

In Sweden the retail property transaction volume in the first quarter 2013 was some SEK 1.6 billion, which is higher than the SEK 0.6 billion of retail property transacted in the first quarter 2012, but significantly lower than in the fourth quarter 2012 when some SEK 7.6 billion of retail property was transacted. Investors’ interest continues to be strong for retail property which has a good location and specification with relatively strong tenants and low vacancy rates. However, retail property investments which do not meet some or all of these criteria are more difficult to sell. Yields for prime shopping centres are currently in the region of 5.50 per cent. These yields have remained stable since mid-2011.

Strong retail sales has encouraged demand for retail space in Estonia, especially in Tallinn downtown areas and modern shopping centres. The average vacancy at Tallinn shopping centres is close to zero and rents have risen nearly 2 per cent. Also the investment market has strengthened and retail yields have dropped below 8 per cent. In Lithuania retail property market has shown some increase in activity from the fourth quarter 2012. (Source: Jones Lang LaSalle Finland Oy)

Tenants’ Sales and Footfall in Citycon’s Shopping Centres

During the period, total sales in Citycon’s shopping centres grew by one per cent and the footfall by two per cent, year-on-year. In Finland sales decreased by one per cent, in Sweden sales remained at the same level than in the comparison period and in Baltic Countries and New Business sales grew by 6 per cent. The sales development was impacted particularly by the fewer number of trading days compared to the first quarter of 2012 and delayed spring. Footfall decreased in Finland by 3 per cent and grew in Sweden by 9 per cent and in Baltic Countries and New Business by 22 per cent. The growth in footfall is mainly due to Liljeholmstorget, it was also impacted by the completion of Magistral (re)development as the centre was closed in the comparison period. Like-for-like shopping centre sales decreased by one per cent and the footfall remained at the same level as in the comparison period. There are estimates included in the sales and footfall figures.

Short-Term Risks and Uncertainties

Citycon’s Board of Directors considers the company’s major short-term risks and uncertainties to be associated with economic developments in the company’s operating regions, which affects demand, vacancy rates and market rents in retail premises. In addition, key near-term risks include rising financial expenses due to higher loan margins and interest rates, reduced availability of debt financing and the fair value development of properties in uncertain economic conditions.

Although the financial crisis’ effects on rent levels for retail premises, and on occupancy rates, have so far been minor in Citycon’s operating areas, lower demand for retail premises, higher vacancy rates and lower market rent levels pose challenges in a sluggish economic environment. Economic developments, particularly trends impacting on consumer confidence and consumer behaviour, inevitably affect demand for retail premises. Sovereign debt problems in the euro area have continued during 2013, and as a result, financial growth forecasts for 2013 involve a lot of uncertainty. Risks to economic growth persists and, in conditions of weak economic growth, the rental levels of retail premises typically fall, leasing of new premises is more difficult, and vacancy rates rise.

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Implementation of Citycon’s strategy will require new financing going forward, which means that risks associated with the availability and cost of financing are of fundamental importance to Citycon. Banks’ willingness to lend money to real estate companies continues to be moderate, availability of financing is limited and loan margins have remained on a high level or even increased further. In the future, tightening regulation of the banking and insurance sectors (Basel III and Solvency II regulations) is likely to elevate the costs of debt financing, and to limit the availability of long-term bank loans. This will probably raise the cost of Citycon’s new loan financing. So far this change in margins has been mitigated by reduced underlying base rates and Citycon’s active financing policy. Over the next few years, Citycon will have to refinance loan agreements which were signed at low margins before the financial crisis, entailing that the margins on these loans will rise. Such a rise in loan margins along with rising market interest rates are likely to push Citycon’s average interest rate upwards in the future.

The company is actively seeking to diversify its funding sources, as demonstrated by the EUR 150 million domestic bond issue in May 2012, in order to mitigate the risks related to bank financing, but there are no guarantees, that such alternative funding sources will be available in the future at cost efficient margins. The EUR 360 million credit facility agreement signed with Nordic banks in September 2012, the EUR 90 million rights issue in October 2012 and the EUR 200 million rights issue in March 2013 considerably strengthened the balance sheet, improved the available liquidity and decreased the refinancing risk for 2013 and 2014.

The fair value development of investment properties continue to be characterised by high uncertainty caused by the sovereign debt crisis and the resulting tough economic conditions. Several factors are affecting the fair value of the investment properties owned by Citycon, such as general and local economic development, interest rate levels, foreseeable inflation rates, the market rent trend, vacancy rates, property investors’ yield requirements and the competitive environment. This uncertainty will reflect most strongly on retail properties located outside major cities, or in otherwise less attractive properties, because investor demand is not currently focused on these properties, and banks are not particularly keen to offer financing for such projects. Yet, at the same time, the fair value of winning shopping centres, which attract investor interest in uncertain conditions, remained stable or even increased during 2013.

The company’s short-term risks and uncertainties, as well as its risk management and risk management principles, are discussed in more depth at www.citycon.com/riskmanagement, on pages 43-46 of the Financial Statements for 2012, and on pages 50-51 of the Annual Report for 2012.

Property Portfolio

Citycon’s strategy is to focus on quality shopping centres in the Nordic and Baltic countries. Citycon seeks growth, both through operational improvement, extensions and (re)developments of its existing shopping centres and selective shopping centre acquisitions. In its strategy updated in July 2011, Citycon defined supermarkets and shops as non-core properties and announced its intention to divest these properties within the next few years after completion of value enhancing activities.

At the end of March, the fair value of Citycon’s property portfolio totalled EUR 2,730.9 million (EUR 2,547.8 million). The company owned 37 (35) shopping centres excluding Kista Galleria and 39 (42) other properties. Of the shopping centres, 23 (22) were located in Finland, 9 (9) in Sweden, 4 (4) in the Baltic countries and 1 (0) in Denmark.

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 157.1 million (EUR 17.1 million), with new property acquisitions accounting for EUR 1.6 million (EUR 0.0 million), acquisitions of joint ventures for EUR 142.4 million (EUR 0.0 million), property development for EUR 13.1 million (EUR 16.6 million) and other investments for EUR 0.1 million (EUR 0.4 million).

In Finland capital expenditure (including acquisitions) during the period totalled EUR 8.7 million (EUR 10.5 million), EUR 146.9 million (EUR 3.5 million) in Sweden and EUR 1.5 million (EUR 2.9 million) in the Baltic Countries and New Business. Capital expenditure in the company’s headquarters amounted to EUR 0.1 million (EUR 0.1 million). The company made divestments totalling EUR 24.5 million (EUR 14.8 million), from which a total of EUR 0.4 million (gain on sale of EUR 1.4 million) was recognised in loss on sale (tax effect included).

Acquisitions

Acquisitions made during the period:

•	In January, Citycon acquired the Kista Galleria shopping centre in Stockholm together with CPPIB from DNB Livsforsikring ASA for approximately SEK 4.6 billion (approx. EUR 530 million).

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Divestments

Divestments during the period:

•	In February, Citycon sold Ultima Oy, an undeveloped plot in Vantaa, for approximately EUR 4.4 million.

•	In February, Citycon sold 50 per cent share of the shopping centre IsoKristiina in Lappeenranta to Mutual Pension Insurance Company Ilmarinen.

•	In March, the company sold the office and retail property Hindås located in the Greater Gothenburg area for approximately SEK 12 million (approx. EUR 1.4 million).

As a result of these divestments, the company’s total gross leasable area decreased by 12,000 square metres. The company has divested ten non-core properties for a total value of approximately EUR 44 million since the publication of its strategy update in July 2011.

(Re)development projects

Citycon is pursuing a long-term increase in the footfall, cash flow and efficiency of its retail properties, as well as in the return on its investment in these properties. The purpose of the company’s development activities is to keep its shopping centres competitive for both customers and tenants. In the short term, (re)development projects weaken returns on some properties, as some retail premises may have to be temporarily vacated for refurbishment, affecting rental income. Citycon aims to complete its construction projects in phases, in order to secure continuous cash flow.

At the end of the period, the company had two (re)development projects underway, the IsoKristiina (re)development and extension project in Lappeenranta, and the Åkermyntan Centrum (re)development project in Stockholm. The construction work in IsoKristiina was commenced at the end of March. At that point approximately 60 per cent of the retail space in the extension part was pre-leased based on signed and agreed agreements. In IsoKristiina the major emphasis will be laid on leisure and versatile restaurant and café services. As a special feature the new premises of Lappeenranta City Theatre will be located inside the renewed shopping centre. The Åkermyntan Centrum project was delayed due to some delays in negotiations with existing tenants and the project is expected to be finalised in the first half of 2013.

In addition, two tenant fit-out related projects are ongoing in Tallinn in Rocca al Mare and Kristiine. The total estimated investment in the projects amounts to EUR 5.3 million for Rocca al Mare and EUR 3.3 million for Kristiine. New tenants in both centres will include Estonia’s first H&M and, in Rocca al Mare, Estonia’s first Debenhams. The projects are expected to be finalised during the second half of 2013.

The table below lists the most significant (re)development projects in progress, as well as projects completed in 2012. Further information on the company’s completed, on-going and planned (re)developments can be found on the corporate website and on pages 69–71 of the Annual Report for 2012.

(Re)development Projects Completed in 2012 and in Progress on 31 March 2013

	Location	Project area before and after, sq.m.	Citycon’s expected net investment need (EUR million)	Actual gross capital investments by 31 March 2013 (EUR million)		Completion
		19,800
IsoKristiina	Lappeenranta, Finland	34,000	54.0	1.7		2015
		8,500
Åkermyntan Centrum	Stockholm, Sweden	10,100	6.9	6.9		Q2/2013
		27,700
Koskikeskus	Tampere, Finland	28,600	41.8	41.8		completed 2012
		60,600
Iso Omena	Espoo, Finland	63,300	7.6	7.6		completed 2012
		7,700
Myllypuro	Helsinki, Finland	7,300	21.3	21.3	1)	completed 2012
		9,500
Magistral	Tallinn, Estonia	11,700	7.0	7.0		completed 2012

1)	The compensation of EUR 5.9 million and its tax impact received from the City of Helsinki in 2008 has been deducted from the actual gross investments.

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Financial Performance

The figures presented below are for the period and the figures in brackets are the reference figures for the corresponding period in 2012, unless otherwise indicated.

Turnover

The company’s turnover consists mainly of rental income from retail properties, and utility and service charge income. Turnover came to EUR 62.9 million (EUR 57.8 million). Turnover grew by EUR 5.0 million, or 8.7 per cent. Completed or partly completed (re)development projects, such as Magistral and Koskikeskus, accounted for EUR 1.4 million of turnover growth, with acquisitions made in 2012 accounting for EUR 1.7 million. Divestments (see divestments in 2013 under paragraph Property Portfolio; sales of supermarkets and shops as well as apartments in Sweden in 2012 are also included in the reference period’s divestment portfolio) decreased turnover by EUR 0.7 million. Like-for-like properties contributed to turnover growth by EUR 1.9 million. (Also see the table Net Rental Income and

Turnover by Segment and Property Portfolio.) Turnover from like-for-like properties increased thanks to indexations, higher rental levels and improved occupancy rate in shopping centres, but reduced due to higher vacancy rates in other retail properties. Temporary rental rebates for like-for-like properties remained at the same level at EUR 0.1 million (EUR 0.0 million).

At the period-end, Citycon had a total of 3,764 (3,782) leases. The leasable area increased by 1.9 per cent to 989,870 square metres. Increase in the leasable area is due to acquisitions (Albertslund Centrum, Arabia and Citytalo) and completed
(re)development projects. The average remaining length of the lease portfolio decreased to 3.4 (3.5) years. The average rent increased from EUR 20.5/sq. m. to EUR 21.3/sq. m. thanks to (re)development projects, divestments as well as index increments and strengthening of the Swedish krona. The economic occupancy rate decreased to 95.0 per cent (95.5%) mainly due to increased vacancy in Sweden and a finalized (re)development project with temporary vacancy. The rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 8.6 per cent.

Lease Portfolio Summary

	Q1/2013	Q1/2012	Change-%	Q4/2012	2012
Number of properties	76	77	-1.3%	78	78
Gross leasable area, sq.m.	989,870	971,530	1.9%	1,000,270	1,000,270
Annualised potential rental value, EUR million 1)	250.2	233.5	7.2%	245.9	245.9
Average rent (EUR/sq.m.)	21.3	20.5	3.9%	20.7	20.7
Number of leases started during the period	167	210	-20.5%	195	792
Total area of leases started, sq.m. 2)	35,387	43,971	-19.5%	40,257	141,167
Average rent of leases started (EUR/sq.m.) 2)	20.7	19.1	8.4%	22.0	20.5
Number of leases ended during the period	250	383	-34.7%	153	1,064
Total area of leases ended, sq.m. 2)	55,151	66,121	-16.6%	29,728	149,972
Average rent of leases ended (EUR/sq.m.) 2)	18.6	16.1	15.5%	24.6	18.6
Occupancy rate at end of the period (economic),%	95.0	95.5	—	95.7	95.7
Average remaining length of lease portfolio at the end of the period,year	3.4	3.5	-2.9%	3.5	3.5
Net rental yield,% 3)	6.4	6.1	—	6.4	6.4
Net rental yield, like-for-like properties,%	6.1	5.9	—	6.1	6.1

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the plots for development projects.

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Property operating expenses

Property operating expenses consist of maintenance costs relating to real estate properties, such as electricity, cleaning and repairs. Property operating expenses rose by EUR 2.3 million, i.e. 11.6 per cent from EUR 19.9 million to EUR 22.2 million. Completed (re)development projects and acquisitions increased property operating expenses, while divestments decreased them. Like-for-like property operating expenses increased by EUR 1.0 million mainly due to higher heating and electricity expenses, which increased due to colder beginning of the year. (Cf. Note 4: Property Operating Expenses).

Other expenses from leasing operations

Other expenses from leasing operations, consisting of tenant improvements and credit losses, totalled EUR 0.3 million (EUR 0.4 million).

Net rental income

Citycon’s net rental income was EUR 40.4 million (EUR 37.5 million). Net rental income increased by EUR 2.8 million or 7.5 per cent. (Re)development projects such as Magistral, Koskikeskus and Myllypuron Ostari increased net rental income by EUR 0.8 million, while the acquisitions of the shopping centres Arabia, Citytalo and Albertslund Centrum increased net rental income by EUR 0.8 million. Divestments reduced net rental income by EUR 0.2 million. Like-for-like net rental income grew by EUR 1.0 million, or 3.5 per cent, mainly thanks to a clear increase in net rental income from shopping centres by 3.8 per cent. In addition, like-for-like net rental income for supermarkets and shops increased by 1.9 per cent. Increased like-for-like net rental income in the shopping centres was mainly due to positive performance in Iso Omena, Myyrmanni and Liljeholmstorget.

Citycon’s property portfolio’s net rental yield was 6.4 per cent (6.1%).

The following table presents like-for-like net rental income growth by segment. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under (re)development or extension and undeveloped lots. 68.4 per cent of like-for-like properties are located in Finland, measured in net rental income.

Net Rental Income and Turnover by Segment and Property Portfolio

						Turnover by
Net rental income by segments and portfolios						portfolios
EUR million	Finland	Sweden	Baltic Countries and New Business	Other	Total	Citycon total
Q1/2011	21.4	7.9	3.0	0.0	32.4	52.0
Acquisitions	0.1	0.5	2.5	—	3.0	4.4
(Re)development projects	1.1	0.4	-0.3	—	1.3	1.4
Divestments	-0.1	-0.3	—	—	-0.4	-0.8
Like-for-like properties	0.4	0.6	0.3	—	1.3	0.9
Other (incl. exchange rate diff.)	0.0	0.0	0.0	0.0	0.0	-0.1
Q1/2012	22.8	9.2	5.5	0.0	37.5	57.8
Acquisitions	0.4	0.0	0.4	—	0.8	1.7
(Re)developments projects	0.2	0.0	0.5	—	0.8	1.4
Divestments	0.0	-0.2	—	—	-0.2	-0.7
Like-for-like properties	0.7	0.3	0.0	—	1.0	1.9
Other (incl. exchange rate diff.)	0.0	0.4	0.0	0.0	0.4	0.7
Q1/2013	24.2	9.7	6.4	0.0	40.4	62.9

Administrative expenses

Administrative expenses totalled EUR 5.3 million (EUR 6.6 million). This represented a decrease of EUR 1.3 million, or 19.9 per cent, mainly due to lower non-cash stock option costs (EUR 0.4 million) and lower consulting and transaction costs (EUR 0.3 million).

At the end of March, Citycon Group employed a total of 117 (134) persons, of whom 75 worked in Finland, 31 in Sweden, 10 in the Baltic countries and 1 in the Netherlands.

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Net fair value gains on investment properties

Net fair value gains on investment properties totalled EUR 11.8 million (EUR 5.9 million). The fair value of the shopping centres increased by EUR 12.8 million which was offset by decrease in the value of the supermarket and shop properties by EUR 1.1 million. The company recorded a total value increase of EUR 21.6 million (EUR 18.2 million) and a total value decrease of EUR 9.8 million (EUR -12.3 million). On 31 March 2013, the average net yield requirement defined by Jones Lang LaSalle for Citycon’s entire property portfolio was 6.3 per cent (31 December 2012: 6.3%). The average net yield requirement for properties in Finland, Sweden and the Baltic Countries and New Business was 6.2 per cent, 6.0 per cent and 7.6 per cent, respectively. The loss in supermarkets and shops was mainly due to somewhat decreased market rent estimates.

The weighted average market rent used for the valuation rose to EUR 25.4/sq. m., up from EUR 24.6/sq. m. (cf. Note 6: Investment Property). Jones Lang LaSalle’s Valuation Statement for the period-end can be found on the corporate website at www.citycon.com/ valuation.

Net gains/losses on sale of investment properties

Net loss on the sale of investment properties totalled EUR 0.4 million (gain on sale of EUR 1.4 million) (cf. Property Portfolio).

Operating profit

Operating profit came to EUR 46.7 million (EUR 38.3 million), being higher due to increase in net rental income and higher fair value gains.

Net financial expenses

Net financial expenses increased by EUR 0.3 million to EUR 16.4 million (EUR 16.1 million). The financial expenses increased by EUR 1.5 million as a result of both higher level of interest-bearing debt and higher average interest rate. The financial income increased by EUR 1.2 million mainly because of the interest income from the shareholder loan given to Kista Galleria. As Kista Galleria is consolidated using the equity method the interest income is treated as external interest.

The year-to-date weighted average interest rate for interest-bearing debt, including interest rate swaps increased slightly compared to the previous year’s corresponding period, being 4.11 per cent (4.09%). At the period-end, the weighted average interest rate, including interest rate swaps, increased to 4.20 per cent (4.04%) mainly as a result of higher credit margins.

Share of profit of joint ventures

The share of profit of joint ventures totalled EUR 1.1 million (EUR 0.0 million) and represents Citycon’s share of the profit of Kista Galleria –shopping centre and Espagalleria Oy.

Income taxes

Income tax expense for the period was EUR 3.4 million (EUR 2.9 million). The increase in income tax expense was primarily due to deferred tax expense of EUR 3.2 million resulting from fair value gains on investment properties in the first quarter of 2013 compared to deferred tax expenses of EUR 2.6 million resulting from fair value gains on investment properties in the first quarter of 2012.

Profit for the period

Profit for the period came to EUR 28.1 million (EUR 19.3 million). This increase was mainly due to the higher operating profit resulting from higher net rental income and higher fair value gains as well as due to higher share of profit of joint ventures.

Statement of Financial Position and Financing

Investment properties

At the period-end, the fair value of the company’s property portfolio totalled EUR 2,730.9 million (EUR 2,547.8 million), with Finnish properties accounting for 60.7 per cent (61.0%), Swedish properties for 27.7 per cent (27.8%) and Baltic Countries and New Business properties for 11.7 per cent (11.2%).

The fair value of investment properties increased by EUR 16.8 million from the end of 2012 (Dec. 31, 2012: EUR 2,714.2 million) because of gross capital expenditure of EUR 14.6 million, offset by divestments totalling EUR 20.1 million (see Property Portfolio).

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In addition, net fair value gains on investment properties increased the value of investment properties by EUR 11.8 million (see detailed analysis under Financial Performance: Net fair value gains on investment properties) and transfer of Lindome supermarket and shop in Sweden to investment properties held for sale decreased the fair value of investment properties by EUR 9.6 million. The strengthening of the Swedish krona increased the fair value of investment properties by EUR 20.1 million.

Shareholders’ equity

Shareholders’ equity attributable to parent company’s shareholders was EUR 1,200.0 million (EUR 882.4 million). This figure increased from the end of 2012 (Dec. 31, 2012: EUR 1,015.7 million) by EUR 184.3 million mainly due to the rights issue, the net proceeds of which amounted to EUR 196.2 million. In addition, the shareholders’ equity was increased by the profit for the reporting period attributable to parent company shareholders by EUR 26.1 million as well as the positive fair value change in interest derivative contracts. On the other hand, dividend payments and equity returns decreased equity by EUR 49.0 million. Citycon applies hedge accounting, which means that fair value changes of applicable interest derivatives are recorded under Other Items of Comprehensive Income, which affects shareholders’ equity. A gain on the fair value of interest derivatives of EUR 7.6 million was recorded for the period, taking into account their tax effect (a gain of EUR 4.5 million) (cf. Note 10: Derivative Contracts).

Due to the aforementioned items and the increased amount of shares resulting from the rights issue, equity per share decreased to EUR 2.72 (Dec. 31, 2012: EUR 3.11). The equity ratio increased to 40.4 per cent (Dec. 31, 2012: 37.8%). The company’s equity ratio, as defined in the loan agreement covenants, increased to 42.6 per cent (Dec. 31, 2012: 40.5%) due to the right issue which increased shareholders’ equity.

Details of the company’s share capital, number of shares and related matters can be found in Note 16: Shareholders, Share Capital and Shares of this report.

Loans

Liabilities totalled EUR 1,843.4 million (EUR 1,699.2 million), with short-term liabilities accounting for EUR 269.6 million (EUR 227.4 million). At the period-end, Citycon’s liquidity was EUR 335.1 million, of which EUR 170.0 million consisted of undrawn, committed credit facilities and EUR 165.1 million of cash and cash equivalents. At the period-end, Citycon’s liquidity, excluding commercial papers, stood at EUR 269.9 million (EUR 235.9 million on 31 December 2012). The liquidity increased mainly as the proceeds from the rights issue were larger than the investment in Kista Galleria.

Interest-bearing debt increased year-on-year by EUR 80.5 million to EUR 1,580.4 million (EUR 1,499.8 million). The fair value of interest-bearing debt was EUR 1,585.8 million (EUR 1,506.0 million) at the period- end. Cash and cash equivalents totalled EUR 165.1 million (EUR 59.8 million), making the fair value of interest-bearing net debt EUR 1,420.8 million (EUR 1,446.2 million). The average loan maturity, weighted according to the principal amount of the loans, was 3.0 years (2.8 years). The average interest-rate fixing period decreased to 3.2 years (3.7 years).

Interest coverage ratio remained unchanged and stood at 2.1 (Q4/2012: 2.1).

Fixed-rate debt accounted for 87.4 per cent (84.1%) of the period-end interest-bearing debt, interest-rate swaps included. The hedge ratio increased mainly because of the new fixed interest bond. The debt portfolio’s hedging ratio was in line with the company’s financing policy.

On 12 February, the Citycon’s Board of Directors decided to issue a maximum of 114,408,000 new shares in a share issue for subscription at a price of EUR 1.75 per share worth approximately EUR 200 million, based on an authorisation granted by the EGM on 6 February 2013. The offered shares represented around 35 per cent of the total shares and voting rights in the company prior to the offering, and around 26 per cent following the offering. The share subscription period was 21 February – 7 March 2013 and all the offered shares were subscribed in the share issue. The new shares were entered in the Finnish Trade Register on 14 March. More detailed information on the rights issue can be found in Citycon’s stock exchange releases, published in February and March 2013.

On 14 January 2013, Citycon and CPPIB signed a stand-alone asset backed loan agreement totalling SEK 2,290 million (approx. EUR 265 million) in order to finance the Kista Galleria shopping centre investment. The loan is secured by Kista Galleria and the loan period is for five years. The loan is granted by Skandinaviska Enskilda Banken AB (publ) which also coordinated the transaction, and Swedbank AB and Aareal Bank AG.

On top of the financial covenants, Citycon’s debt financing agreements contain also other customary restrictive clauses. These include negative pledge and change of control clauses.

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Regarding the negative pledge, Citycon’s loan agreements limit the maximum amount of secured indebtedness to 7.5% of the total financial indebtedness of the group. Change of control provisions relate to a situation when a person or a group of persons act- ing in concert would hold more than 50% of the voting rights of Citycon and such change of control would (i) in respect of the debt financing agreements, impose an obligation for the company to either start negotiations with the relevant lenders on an alternative basis for the continuation of financing or alternatively to repay the loans in question, and (ii) in respect of the debt securities, entitle the debt security holders to require the company to redeem such securities. Both clauses are subject to applicable grace periods and possible waivers.

Cash Flow Statement

Net cash from operating activities

Net cash from operating activities totalled EUR 17.0 million (EUR 14.2 million). This increase was mainly due to higher operating profit which was mainly due to contribution from like-for-like growth and completed developments as well as lower administrative costs.

Net cash used in investing activities

Net cash used in investing activities totalled EUR 133.0 million (net cash from investing activities EUR 0.3 million). Capital expenditure related to investment properties, shares in joint ventures and tangible and intangible assets totalled EUR 155.8 million (EUR 16.1 million). Negative cash flow from investing activities was reduced by sales of investment properties totalling EUR 24.3 million (EUR 16.3 million).

Net cash from financing activities

Net cash from financing activities totalled EUR 229.6 million (net cash used in financing activities EUR 46.4 million). The rights issue increased net cash from financing activities by EUR 196.2 million.

Financial Performance of the Business Units

Citycon’s business operations are divided into three business units: Finland, Sweden and Baltic Countries and New Business. The business units are further subdivided into clusters. The Finnish unit is composed of four clusters, the Swedish unit of three and Baltic Countries and New Business unit of one cluster.

Finland

Citycon is a market leader in the Finnish shopping centre business. At period-end, the company owned 23 shopping centres and 35 other properties in Finland, with a total leasable area of 586,170 square metres (570,330 sq.m.). The leasable area increased mostly due to acquisition of shopping centre Arabia and Citytalo and due to completed (re)development projects (cf. Property Portfolio). The annualised potential rental value increased to EUR 153.3 million, mostly due to the aforementioned acquisitions and completed (re)-development projects (mainly Koskikeskus).

Lease agreements started during the period applied to a GLA of 26,714 square metres (27,347 sq.m.) and the ended lease agreements applied to 37,294 square metres (34,307 sq.m.). The average rent for new lease agreements was higher than average rent for the ended leases, mainly due to the divestment of 50 per cent of IsoKristiina, where half of the lease agreements were booked as “leases ended”. The average rent rose from EUR 21.7/sq. m. to EUR 22.2/sq. m., mainly thanks to completed (re)development projects and index increments. The economic occupancy rate, 94.3 per cent, was at the same level as in the comparison period (94.3%). In shopping centres, the economic occupancy rate was 95.2 per cent and the average rent was EUR 25.7/sq. m.

Citycon’s net rental income from Finnish operations during the period totalled EUR 24.2 million (EUR 22.8 million). Net rental income grew by EUR 1.4 million or 6.2 per cent, thanks to the EUR 0.6 million effect of completed redevelopment projects such as Koskikeskus and acquisitions made in 2012 such as Arabia. Net rental income for like-for-like properties in Finland increased by EUR 0.7 million, or 3.7%, mainly due to good performance in the shopping centres. The business unit accounted for 60.1 per cent (60.8%) of Citycon’s total net rental income. Net rental yield was 6.3 per cent (6.1%).

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Key Figures, Finland

	Q1/2013	Q1/2012	Change-%	Q4/2012	2012
Number of properties	58	59	-1.7%	59	59
Gross leasable area, sq.m.	586,170	570,330	2.8%	595,670	595,670
Annualised potential rental value, EUR million 1)	153.3	142.5	7.6%	150.6	150.6
Average rent (EUR/sq.m.)	22.2	21.7	2.3%	21.4	21.4
Number of leases started during the period	105	107	-1.9%	131	453
Total area of leases started, sq.m. 2)	26,714	27,347	-2.3%	25,402	89,689
Average rent of leases started (EUR/sq.m.) 2)	20.5	19.3	6.2%	23.1	21.7
Number of leases ended during the period	101	152	-33.6%	80	444
Total area of leases ended, sq.m. 2)	37,294	34,307	8.7%	15,324	79,049
Average rent of leases ended (EUR/sq.m.) 2)	18.7	18.3	2.2%	28.4	21.9
Occupancy rate at end of the period (economic),%	94.3	94.3	—	95.3	95.3
Average remaining length of lease portfolio at the end of the period, year	3.6	3.6	0.0%	3.7	3.7
Gross rental income, EUR million	36.4	33.3	9.5%	35.5	137.0
Turnover, EUR million	37.9	34.7	9.1%	37.3	143.2
Net rental income, EUR million	24.2	22.8	6.2%	25.7	98.2
Net rental yield,% 3)	6.3	6.1	—	6.3	6.3
Net rental yield, like-for-like properties,%	6.4	6.1	—	6.4	6.4
Fair value of investment properties, EUR million	1,657.6	1,553.2	6.7%	1,659.0	1,659.0

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the plots for development projects.

Sweden

At the end of the period, the company had 9 shopping centres (excluding Kista Galleria) and 4 other retail properties in Sweden, with a total leasable area of 273,400 square metres (287,800 sq.m.). These properties are located in the Greater Stockholm and Gothenburg Areas and in Umeå. The leasable area decreased due to the divestment of residential units and one supermarket property. The annualised potential rental value increased to EUR 65.6 million due to strengthened Swedish krona.

Lease agreements started during the period applied to a GLA of 4,787 square metres (13,814 sq.m.) and ended lease agreements applied to 9,029 square metres (28,767 sq.m.). The average rent level for new lease agreements was higher than the average rent level for the ended lease agreements due to leases which were renewed at higher rent as well as due to a divestment of one supermarket property.

The average rent rose from EUR 18.3/sq. m. to EUR 20.2/sq. m., mostly due to divestments and strengthened Swedish krona. The economic occupancy rate decreased to 94.2 per cent (96.2%), mostly due to a bankruptcy of a local department store during the third quarter of the previous year.

The company’s net rental income from Swedish operations increased by EUR 0.5 million or 5.6 per cent to EUR 9.7 million (EUR 9.2 million). Excluding the impact of the strengthened Swedish krona, net rental income from Swedish operations increased by EUR 0.1 million or 1.3 per cent. The increase in net rental income was due to increases from like-for-like properties. Net rental income from like-for-like properties grew by EUR 0.3 million, or 3.1%, thanks mainly to improved net rental income from Liljeholmstorget and Jakobsberg. The business unit accounted for 24.0 per cent (24.4%) of Citycon’s total net rental income. Net rental yield was 5.6 per cent (5.5%).

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Key Figures, Sweden

	Q1/2013	Q1/2012	Change-%	Q4/2012	2012
Number of properties	13	14	-7.1%	14	14
Gross leasable area, sq.m.	273,400	287,800	-5.0%	274,300	274,300
Annualised potential rental value, EUR million 1)	65.6	63.6	3.1%	63.4	63.4
Average rent (EUR/sq.m.)	20.2	18.3	10.4%	19.3	19.3
Number of leases started during the period	44	93	-52.7%	54	231
Total area of leases started, sq.m. 2)	4,787	13,814	-65.3%	14,218	33,464
Average rent of leases started (EUR/sq.m.) 2)	22.7	18.9	20.1%	19.9	19.4
Number of leases ended during the period	100	221	-54.8%	64	575
Total area of leases ended, sq.m. 2)	9,029	28,767	-68.6%	13,776	64,629
Average rent of leases ended (EUR/sq.m.) 2)	19.5	13.4	45.5%	20.5	14.1
Occupancy rate at end of the period (economic),%	94.2	96.2	—	94.7	94.7
Average remaining length of lease portfolio at the end of the period, year	3.1	3.1	0.0%	3.0	3.0
Gross rental income, EUR million	15.2	14.9	1.5%	15.3	60.3
Turnover, EUR million	16.2	15.8	2.9%	16.0	63.1
Net rental income, EUR million	9.7	9.2	5.6%	10.0	39.2
Net rental yield,% 3)	5.6	5.5	—	5.6	5.6
Net rental yield, like-for-like properties,%	5.6	5.5	—	5.6	5.6
Fair value of investment properties, EUR million	755.1	709.1	6.5%	739.2	739.2

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the plots for development projects.

Baltic Countries and New Business

Citycon has four shopping centres in the Baltic countries: Rocca al Mare, Kristiine and Magistral in Tallinn, Estonia, and Mandarinas in Vilnius, Lithuania. In addition, Citycon purchased in 2012 Albertslund Centrum in Denmark.

At the period-end, these properties’ gross leasable area totalled 130,300 square metres (113,400 sq.m.). The annualised potential rental value increased to EUR 31.3 million, mainly due to acquisition of Albertslund Centrum and completion of Magistral’s (re)development. The average rent decreased from EUR 20.9/sq. m. to EUR 20.0/sq. m. due to the aforementioned acquisition and completed (re)development project.

Lease agreements started during the period applied to a GLA of 3,886 square metres (2,810 sq.m.) and ended lease agreements applied to 8,828 square metres (3,047 sq.m.). The average rent level for new lease agreements was higher than the average for the ended lease agreements mostly due to leases ended due to the on-going tenant fit-out projects in Rocca al Mare and Kristiine. The economic occupancy rate decreased to 99.5 per cent (99.8%) due to acquisition of Albertslund Centrum.

Net rental income from Baltic Countries and New Business operations increased by EUR 0.9 million to EUR 6.4 million (EUR 5.5 million) mainly due to the acquisition of the Albertslund shopping centre and completing the (re)development project of Magistral shopping centre. The business unit accounted for 15.9 per cent (14.8%) of Citycon’s total net rental income. Net rental yield was 8.6 per cent, representing an increase of 0.5 percentage points from the reference period. This increase was due to the rise in net rental income.

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Key Figures, Baltic Countries and New Business

	Q1/2013	Q1/2012	Change-%	Q4/2012	2012
Number of properties	5	4	25.0%	5	5
Gross leasable area, sq.m.	130,300	113,400	14.9%	130,300	130,300
Annualised potential rental value, EUR million 1)	31.3	27.4	14.2%	31.9	31.9
Average rent (EUR/sq.m.)	20.0	20.9	-4.3%	20.5	20.5
Number of leases started during the period	18	10	80.0%	10	108
Total area of leases started, sq.m. 2)	3,886	2,810	38.3%	637	18,014
Average rent of leases started (EUR/sq.m.) 2)	19.8	17.7	11.9%	24.8	16.5
Number of leases ended during the period	49	10	390.0%	9	45
Total area of leases ended, sq.m. 2)	8,828	3,047	189.7%	628	6,294
Average rent of leases ended (EUR/sq.m.) 2)	17.2	17.6	-2.3%	20.2	23.3
Occupancy rate at end of the period (economic),%	99.5	99.8	—	99.6	99.6
Average remaining length of lease portfolio at the end of the period, year	3.4	4.1	-17.1%	3.7	3.7
Gross rental income, EUR million	7.6	6.4	18.9%	7.7	28.6
Turnover, EUR million	8.8	7.3	19.4%	8.8	32.8
Net rental income, EUR million	6.4	5.5	15.8%	6.5	24.6
Net rental yield,% 3)	8.6	8.1	—	8.6	8.6
Net rental yield, like-for-like properties,%	9.6	10.5	—	9.6	9.6
Fair value of investment properties, EUR million	318.2	285.5	11.5%	316.0	316.0

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the plots for development projects.

Environmental Responsibility

Citycon seeks to lead the way in responsible shopping centre operations and promoting sustainable development within the business. The location of Citycon’s shopping centres in city centers, local centers or generally adjacent to major traffic flows, combined with excellent public transport connections, means that they are well positioned to face the demands of sustainable development.

In its sustainability reporting, Citycon applies the construction and real estate sector specific (CRESS) guidelines of the Global Reporting Initiative, as well as the guidelines published by EPRA in autumn 2011. The results and indicators for environmental responsibility for 2012 are presented on pages 72–77 of the Annual and Sustainability Report.

The company defined its long-term environmental responsibility objectives in connection with its strategic planning in summer 2009. Citycon has set targets for its carbon footprint, energy and water consumption, waste recycling rate as well as land use and sustainable construction. In 2013, Citycon’s aim is to reduce its carbon footprint by 2–3 per cent, its energy consumption by 2–3 per cent and water consumption in its shopping centres to an average of 3.9 litres per visitor per year. The objective for the waste recycling rate in 2013 is 80 per cent. Landfill waste may account for a maximum of 20 per cent of total waste by 2015, and the corresponding annual target for 2013 is 20 per cent.

Environmental certification represents a key element in Citycon’s efforts towards sustainable development. The (re)development project in IsoKristiina in Lappeenranta, which was started in March, will follow the LEED certification requirements.

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Citycon has conducted an extensive assessment of measures for improving its properties’ energy efficiency and reducing energy consumption. The objective in 2013 is to continue to invest in measures that generate savings in consumption and costs, such as renewing lighting and lighting control solutions, or greater use of frequency transformers and control in ventilation systems. Furthermore, Citycon ensures the continuous optimisation of adjustments and temperature settings for technical systems, in order to meet consumption and cost saving targets. The company has more extensive energy saving programs ongoing in six shopping centres. Through investments, efforts will be made to markedly improve energy efficiency and reduce consumption levels in these shopping centres. By the end of March, the Ministry of Employment and the Economy has granted energy support for the energy saving measures in these six shopping centres covering 20–25 per cent, or EUR 570,000, of the investment costs.

During the review period, Citycon has continued to develop reporting methods covering energy consumption and costs. During the January-March period, electricity consumption saw a year-on-year decrease in all operating countries. The decline in electricity consumption in like-for-like properties was 6 per cent. At the same time heating consumption in like-for-like properties increased by 7 per cent, mainly due to the exceptionally cold weather in March.

Governance

Annual General Meeting 2013

Citycon Oyj’s Annual General Meeting (AGM) was held in Helsinki, Finland, on 21 March 2013. The meeting was opened by Chaim Katzman, Chairman of the Board of Directors, and chaired by Manne Airaksinen, Attorney-at-Law. A total of 261 shareholders attended the AGM either personally or through a proxy representative, representing 73.4 per cent of the total shares and votes in the company.

The AGM adopted the company’s financial statements and discharged the members of the Board of Directors and the Chief Executive Officer from liability for the financial year 2012. The AGM decided on a dividend of EUR 0.04 per share for the financial year 2012 and on an equity repayment of EUR 0.11 per share from the invested unrestricted equity fund. The record date for the dividend payment and equity repayment was 26 March 2013 and the dividend and equity repayment of EUR 49.0 million were paid on 4 April 2013.

According to the terms and conditions of the issuance of new shares in accordance with the pre-emptive subscription right of shareholders, decided upon by the Board of Directors on 12 February 2013 based on the authorisation of the Extraordinary General Meeting of 6 February 2013, the new shares issued under the rights issue did not entitle their holders to the above mentioned dividend payment nor the equity repayment.

Board members and their remuneration

The number of members of the Board of Directors was resolved at ten. Ronen Ashkenazi, Chaim Katzman, Bernd Knobloch, Kirsi Komi, Claes Ottosson, Jorma Sonninen, Yuval Yanai and Ariella Zochovitzky were re-elected to the Board of Directors and Karine Ohana and Per-Anders Ovin were elected as new members to the Board of Directors for a term that will continue until the close of the next Annual General Meeting. Per-Håkan Westin, member of the company’s Board of Directors since 2008, and Roger Kempe, member of the Board of Directors since 2011, were no longer available for re-election. The Directors’ personal details are available on the corporate website at www.citycon.com/board.

The AGM decided that the Chairman of the Board of Directors shall be paid an annual fee of EUR 160,000, Deputy Chairmen EUR 70,000 and ordinary members of the Board of Directors EUR 50,000. The Chairmen of the Board of Directors’ Committees shall be paid an additional annual fee of EUR 5,000. In addition, the AGM decided that Chairmen of the Board’s Committees shall be paid a meeting fee of EUR 800 and other Board and Committee members EUR 600 per meeting. The Chairman of the Board of Directors shall be paid no meeting fees. It was further decided that members of the Board of Directors not residing in the Helsinki metropolitan area be compensated for accrued travel and lodging expenses as well as other potential costs related to Board work.

Chaim Katzman was elected Chairman of the Board of Directors. Ronen Ashkenazi and Bernd Knobloch were elected Deputy Chairmen of the Board of Directors. Chairmen were elected at the Board of Directors’ organising meeting, which was held after the AGM. In addition, three Board Committees consisting of Board members were appointed: the Audit and Governance Committee, Nomination and Remuneration Committee and Strategy and Investment Committee. The duties of the previous Nomination and Governance Committee were relegated to the previous Audit Committee which was renamed the Audit and Governance Committee, and to the previous Remuneration Committee which was renamed the Nomination and Remuneration Committee.

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	16

The Board of Directors decided to elect the following Board of Directors’ members to the Board of Directors’ Committees:

Audit and Governance Committee	Nomination and Remuneration Committee	Strategy and Investment Committee
Ariella Zochovitzky (Chairman)	Chaim Katzman (Chairman)	Ronen Ashkenazi (Chairman)
Bernd Knobloch	Kirsi Komi	Bernd Knobloch
Kirsi Komi	Claes Ottosson	Karine Ohana
Karine Ohana	Yuval Yanai	Claes Ottosson
Per-Anders Ovin	Ariella Zochovitzky	Per-Anders Ovin
Yuval Yanai		Jorma Sonninen

Independence of the members of the Board of Directors

In the view of the Board of Directors, all Board members are independent of the company as non-executive directors and Bernd Knobloch, Kirsi Komi, Karine Ohana, Claes Ottosson, Per-Anders Ovin, Jorma Sonninen and Yuval Yanai are independent of significant shareholders.

Auditor

Ernst & Young Oy, a firm of authorised public accountants, was re-elected as the auditor of the company with Authorised Public Accountant Eija Niemi-Nikkola acting as the responsible auditor.

Other decisions made by the AGM are reported on the corporate website at www.citycon.com/agm2013. The AGM minutes are also available on the aforementioned website.

Extraordinary General Meeting 2013

Citycon Oyj’s Extraordinary General Meeting (EGM) took place in Helsinki, Finland, on 6 February 2013. A total of 217 shareholders attended the EGM either personally or through a proxy representative, representing 72.1 per cent of the total shares and votes in the company. As proposed by the Board of Directors the Extraordinary General Meeting decided to authorise the Board of Directors to decide on issuance of new shares for consideration. The maximum amount of 125,000,000 shares corresponded to approximately 38.2 per cent of all the company’s shares of that time. The authorisation was valid until the end of the Annual General Meeting of 2013 and it revoked the share issue authorisation given by the Annual General Meeting on 21 March 2012.

Helsinki, 23 April 2013

Citycon Oyj

Board of Directors

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	17

EPRA PERFORMANCE MEASURES

EPRA (European Public Real Estate Association) is a common interest group for listed real estate companies in Europe. EPRA’s mission is to promote, develop and represent the European publicly traded real estate sector. EPRA’s objective is to strive for “best practices” in accounting, financial reporting and corporate governance in order to provide high-quality information to investors and to increase the comparability of different companies. Since 2006, Citycon has been applying the best practices policy recommendations of EPRA for financial reporting. This section in Citycon’s financial results release presents the EPRA performance measures and their calculations. For more information about EPRA’s performance measures is available in Citycon’s Financial Statements 2012 under section “EPRA Performance Measures”.

EPRA PERFORMANCE MEASURES

	Q1/2013	Q1/2012	Change-%	2012
EPRA Earnings, EUR million	19.7	14.3	37.5%	63.9
EPRA Earnings per share (basic), EUR 1)	0.052	0.046	13.4%	0.199
EPRA NAV per share, EUR	2.99	3.54	-15.6%	3.49
EPRA NNNAV per share, EUR	2.70	3.19	-15.4%	3.08
EPRA Net Initial Yield (NIY) (%)	6.2	6.4	—	6.0
EPRA “topped-up” NIY (%)	6.2	6.5	—	6.1
EPRA vacancy rate (%)	5.0	4.5	—	4.3

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

EPRA Earnings is presenting the underlying operating performance of a real estate company excluding all so called non-recurring items such as net fair value gains/losses on investment properties, profit/loss on disposals and limited other non-recurring items.

EPRA earnings increased by EUR 5.4 million to EUR 19.7 million in the first quarter of 2013 from EUR 14.3 million in the corresponding period in 2012. The increase was a result of net rental income growth through acquisitions, (re)development projects and positive like-for-like growth. In addition, direct administrative expenses decreased by EUR 1.4 million. Acquisition of Kista Galleria shopping centre increased share of result in joint ventures by EUR 1.1 million. EPRA Earnings per share (basic) increased to EUR 0.052 compared to EUR 0.046 in the corresponding period in 2012 due to higher EPRA Earnings offset by higher number of shares, which resulted from the rights issues executed in October 2012 and in March 2013.

EUR million	Q1/2013	Q1/2012	Change-%	2012
Earnings in IFRS Consolidated Statement of Comprehensive Income	26.1	15.8	65.1%	77.2
-/+ Net fair value gains/losses on investment property	-11.8	-5.9	99.5%	-23.6
+/- Net losses/gains on sale of investment property 1)	0.4	-1.4	—	-4.2
+ Transaction costs related to investment property disposals 1)	0.0	—	—	—
-/+ Fair value gains/losses of joint ventures	—	—	—	-0.3
+/- Change in deferred taxes arising from the items above	3.3	2.8	20.1%	6.4
+/- Non-controlling interest arising from the items above	1.6	3.1	-48.1%	8.3
EPRA Earnings	19.7	14.3	37.5%	63.9
Issue-adjusted average number of shares, million 2)	376.6	310.7	21.2%	321.1
EPRA Earnings per share (basic), EUR 2)	0.052	0.046	13.4%	0.199

1)

Citycon made an adjustment to its accounting policies related to the treatment of transaction costs arising from the investment property disposals in the fourth quarter 2012. Previously Citycon reported transaction costs from the property disposals within the administrative expenses, but in the financial statements 2012, Citycon netted the transaction costs from the successful property disposals against the net gains on sale of investment properties. The adjustment doesn’t impact the EPRA Earnings.

2)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	18

EPRA Earnings can also be calculated from the statement of comprehensive income from top to bottom. Below please find the EPRA Earnings calculation with this different method, which also presents the EPRA Operating profit.

EUR million	Q1/2013	Q1/2012	Change-%	2012
Net rental income	40.4	37.5	7.5%	162.0
Direct administrative expenses	-5.3	-6.6	-20.6%	-26.5
Direct other operating income and expenses	0.3	0.1	322.8%	0.2
EPRA operating profit	35.4	31.0	14.3%	135.7
Direct net financial income and expenses	-16.4	-16.1	1.9%	-68.1
Direct share of profit/loss of joint ventures	1.1	0.0	—	0.0
Direct current taxes	-0.2	-0.3	-39.1%	-1.4
Change in direct deferred taxes	0.2	0.2	-21.1%	0.0
Direct non-controlling interest	-0.4	-0.4	-9.5%	-2.2
EPRA Earnings	19.7	14.3	37.5%	63.9
EPRA Earnings per share (basic), EUR 1)	0.052	0.046	13.4%	0.199

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

EPRA NAV is presenting the fair value of net assets of a real estate company. It intends to reflect the fair value of a business on a going-concern basis. Therefore, all items arising from future disposals and the fair value of financial instruments are excluded from EPRA NAV. To the contrary, EPRA NNNAV is including the deferred tax liabilities and fair value of financial instruments and therefore it is a measure of the real estate company’s “spot” fair value at the balance sheet date. However, EPRA NNNAV is not a liquidation NAV as the fair values of assets and liabilities are not based on a liquidation scenario.

EPRA NAV per share decreased by EUR 0.50 to EUR 2.99 (EUR 3.49 on December 31, 2012) due mainly to higher number of shares, which increased as a result of the rights issue executed in March 2013. EPRA NNNAV per share decreased by EUR 0.38 to EUR 2.70 (EUR 3.08).

		31 March 2013			31 March 2012			31 Dec. 2012
	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	1,200.0	441,288	2.72	882.4	277,811	3.18	1,015.7	326,880	3.11
Deferred taxes from the difference of fair value and fiscal value of investment properties	67.3	441,288	0.15	60.3	277,811	0.22	64.0	326,880	0.20
Fair value of financial instruments	52.2	441,288	0.12	41.2	277,811	0.15	59.8	326,880	0.18

Net asset value (EPRA NAV)	1,319.5	441,288	2.99	983.9	277,811	3.54	1,139.5	326,880	3.49
Deferred taxes from the difference of fair value and fiscal value of investment properties	-67.3	441,288	-0.15	-60.3	277,811	-0.22	-64.0	326,880	-0.20
The difference between the secondary market price and fair value of bonds and capital loans 1)	-9.6	441,288	-0.02	3.3	277,811	0.01	-9.4	326,880	-0.03
Fair value of financial instruments	-52.2	441,288	-0.12	-41.2	277,811	-0.15	-59.8	326,880	-0.18

EPRA NNNAV	1,190.4	441,288	2.70	885.7	277,811	3.19	1,006.3	326,880	3.08

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	19

1)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure convertible capital loan 1/2006, bond 1/2009 and bond 1/2012 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the convertible capital loan 1/2006 was 100.30 per cent (92.91%), for the bond 1/2009 105.28 per cent (104.34%) and for the bond 1/2012 104.93 per cent on 31 March 2013. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR -9.6 million (EUR 3.3 million) on 31 March 2013.

3) EPRA NET INITIAL YIELD (NIY) (%) AND EPRA “TOPPED-UP” NIY (%)

There are a variety of yield performance indicators in a real estate market to present the companies’ ability to generate rent. In order to have a consistent yield definition and comparable yield indicators between the real estate companies, EPRA has published a best practice recommendation for yield calculation i.e. EPRA Net Initial Yield (NIY).

EPRA initial yields decreased mainly due to increased vacancy rate in Sweden and increased value added tax in Finland. However, EPRA NIY and EPRA “topped up” NIY at the end of March 2013 and 2012 are not fully comparable due to changes in the completed property portfolio (such as property acquisitions, disposals and started and completed (re)development projects).

EUR million	31 March 2013	31 March 2012	31 Dec. 2012
Fair value of investment properties determined by the external appraiser	2,731.8	2,541.9	2,704.1
Less (re) development properties, lots, unused building right and properties which valuation is based on the value of the building right	-232.0	-572.2	-389.1

Completed property portfolio	2,499.8	1,969.7	2,315.0
Plus the estimated purchasers’ transaction costs	57.9	36.9	47.2

Gross value of completed property portfolio (A)	2,557.7	2,006.6	2,362.2
Annualised gross rents for completed property portfolio	222.5	184.4	206.9
Property portfolio’s operating expenses	-64.6	-56.5	-64.1

Annualised net rents (B)	157.9	127.9	142.8
Plus the notional rent expiration of rent free periods or other lease incentives	1.8	1.6	1.6

Topped-up annualised net rents ( C)	159.7	129.5	144.4
EPRA Net Initial Yield (NIY) (%) (B/A)	6.2	6.4	6.0
EPRA “topped-up” NIY (%) (C/A)	6.2	6.5	6.1

4) EPRA VACANCY RATE (%)

EPRA vacancy rate (%) presents how much out of the full potential rental income is not received because of vacancy. EPRA vacancy rate is calculated by dividing the estimated rental value of vacant premises by the estimated rental value of the whole portfolio if all premises were fully let. EPRA vacancy rate is calculated using the same principles as economic occupancy rate, which Citycon also discloses.

EPRA vacancy rate increased due to increased vacancy in the Swedish property portfolio.

EUR million	31 March 2013	31 March 2012	31 Dec. 2012
Annualised potential rental value of vacant premises	12.3	10.1	10.3
./. Annualised potential rental value for the whole portfolio	244.3	223.9	239.0
EPRA vacancy rate (%)	5.0	4.5	4.3

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	20

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS 1 JANUARY–31 MARCH 2013

Condensed Consolidated Statement of Comprehensive Income, IFRS

EUR million	Note	Q1/2013	Q1/2012	Change-%	2012
Gross rental income		59.2	54.6	8.4%	225.9
Service charge income		3.7	3.2	14.0%	13.3
Turnover	3	62.9	57.8	8.7%	239.2
Property operating expenses	4	22.2	19.9	11.6%	75.8
Other expenses from leasing operations		0.3	0.4	-19.7%	1.4
Net rental income		40.4	37.5	7.5%	162.0
Administrative expenses		5.3	6.6	-19.9%	26.5
Other operating income and expenses		0.3	0.1	322.8%	0.2
Net fair value gains/losses on investment property		11.8	5.9	99.5%	23.6
Net losses/gains on sale of investment property		-0.4	1.4	—	4.2
Operating profit		46.7	38.3	22.0%	163.4
Net financial income and expenses		-16.4	-16.1	1.9%	-68.1
Share of profit/loss of joint ventures		1.1	0.0	—	0.2
Profit/loss before taxes		31.4	22.2	41.7%	95.5
Current taxes		-0.2	-0.3	-39.1%	-1.4
Change in deferred taxes		-3.2	-2.6	23.3%	-6.4
Profit/loss for the period		28.1	19.3	45.4%	87.7
Profit/loss attributable to
Parent company shareholders		26.1	15.8	65.1%	77.2
Non-controlling interest		2.0	3.5	-43.4%	10.5
Earnings per share attributable to parent company shareholders 1)
Earnings per share (basic), EUR	5	0.07	0.05	36.2%	0.24
Earnings per share (diluted), EUR	5	0.07	0.05	35.5%	0.24
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net gains/losses on cash flow hedges		10.2	5.8	77.8%	-19.3
Income taxes relating to cash flow hedges		-2.4	-1.3	86.9%	5.2
Share of other comprehensive income of joint ventures		-0.2	—	—	—
Exchange gains/losses on translating foreign operations		3.2	0.7	334.7%	3.3
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		10.8	5.2	107.9%	-10.7
Other comprehensive income for the period, net of tax		10.8	5.2	107.9%	-10.7
Total comprehensive profit/loss for the period		38.9	24.5	58.7%	77.0
Total comprehensive profit/loss attributable to
Parent company shareholders		36.8	20.8	77.1%	65.4
Non-controlling interest		2.1	3.7	-44.4%	11.6

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	21

Condensed Consolidated Statement of Financial Position, IFRS

EUR million	Note	31 March 2013	31 March 2012	31 Dec. 2012
Assets
Non-current assets
Investment properties	6	2,730.9	2,547.8	2,714.2
Investments in joint ventures		144.4	0.6	0.9
Intangible assets and property, plant and equipment		2.9	3.1	3.1
Deferred tax assets		17.1	13.2	19.5
Derivative financial instruments and other non-current assets		—	0.1	—
Total non-current assets		2,895.3	2,564.7	2,737.6
Investment properties held for sale	7	10.7	0.1	5.4
Current assets
Derivative financial instruments	9, 10	0.7	—	—
Trade and other receivables		17.9	19.9	24.5
Cash and cash equivalents	8	165.1	59.8	51.0
Total current assets		183.6	79.7	75.5
Total assets		3,089.7	2,644.5	2,818.5
Liabilities and Shareholders’ Equity
Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-52.2	-41.2	-59.8
Invested unrestricted equity fund	11	493.3	243.1	333.0
Retained earnings	11	368.2	289.8	351.8
Total equity attributable to parent company shareholders		1,200.0	882.4	1,015.7
Non-controlling interest		46.3	62.9	44.2
Total shareholders’ equity		1,246.3	945.3	1,059.9
Long-term liabilities
Loans	12	1,437.9	1,359.8	1,406.3
Derivative financial instruments and other non-interest bearing liabilities	9, 10	66.8	49.7	76.6
Deferred tax liabilities		69.2	62.4	66.0
Total long-term liabilities		1,573.8	1,471.9	1,548.9
Short-term liabilities
Loans	12	142.5	140.1	126.8
Derivate financial instruments	9, 10	3.4	—	0.7
Trade and other payables		123.6	87.3	82.2
Total short-term liabilities		269.6	227.4	209.7
Total liabilities		1,843.4	1,699.2	1,758.6
Total liabilities and shareholders’ equity		3,089.7	2,644.5	2,818.5

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	22

Condensed Consolidated Cash Flow Statement, IFRS

EUR million	Note	Q1/2013	Q1/2012	2012
Cash flow from operating activities
Profit before taxes		31.4	22.2	95.5
Adjustments		4.2	9.5	42.9
Cash flow before change in working capital		35.7	31.7	138.4
Change in working capital		-4.9	0.6	8.6
Cash generated from operations		30.7	32.3	147.0
Paid interest and other financial charges		-9.7	-13.4	-62.4
Interest income and other financial income received		0.1	0.3	0.6
Realized exchange rate losses		-3.5	-4.7	-22.9
Taxes paid/received		-0.6	-0.3	-0.8
Net cash from operating activities		17.0	14.2	61.5
Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6, 7	-1.5	—	-41.0
Acquisition of investment properties	6, 7	—	—	-1.1
Capital expenditure on investment properties, investments in joint ventures, intangible assets and PP&E	6, 7	-155.8	-16.1	-93.9
Sale of investment properties	6, 7	24.3	16.3	31.1
Net cash used in/from investing activities		-133.0	0.3	-104.9
Cash flow from financing activities
Proceeds from rights and share issue		196.2	—	89.9
Proceeds from short-term loans	12	69.6	25.9	117.1
Repayments of short-term loans	12	-37.0	-48.4	-157.5
Proceeds from long-term loans	12	112.9	50.9	623.5
Repayments of long-term loans	12	-112.2	-74.7	-600.6
Acquisition of non-controlling interests		—	—	-28.5
Dividends and return from the invested unrestricted equity fund	11	—	—	-41.7
Net cash from/used in financing activities		229.6	-46.4	2.3
Net change in cash and cash equivalents		113.6	-31.9	-41.1
Cash and cash equivalents at period-start	8	51.0	91.3	91.3
Effects of exchange rate changes		0.4	0.3	0.8
Cash and cash equivalents at period-end	8	165.1	59.8	51.0

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	23

Condensed Consolidated Statement of Changes in Shareholders’ Equity, IFRS

	Equity attributable to parent company shareholders						Equity at-
				Invested			tributable
				unrest-			to parent		Share-
		Share		ricted	Trans-		company	Non-	holders’
	Share	premium	Fair value	equity	lation	Retained	share-	controlling	equity,
EUR million	capital	fund	reserve	fund	reserve	earnings	holders	interest	total
Balance at 1 January 2012	259.6	131.1	-45.7	273.7	-7.8	291.7	902.6	59.2	961.8
Total comprehensive profit/loss for the period			4.5		0.5	15.8	20.8	3.7	24.5
Dividends and return from the invested unrestricted equity fund (Note 11)				-30.6		-11.1	-41.7		-41.7
Share-based payments						0.7	0.7		0.7
Balance at 31 March 2012	259.6	131.1	-41.2	243.1	-7.3	297.1	882.4	62.9	945.3
Balance at 1 January 2013	259.6	131.1	-59.8	333.0	-5.5	357.3	1,015.7	44.2	1,059.9
Total comprehensive profit/loss for the period			7.6		3.1	26.1	36.8	2.1	38.9
Rights issue				196.2			196.2		196.2
Dividends and return from the invested unrestricted equity fund (Note 11)				-36.0		-13.1	-49.0		-49.0
Share-based payments						0.3	0.3		0.3
Balance at 31 March 2013	259.6	131.1	-52.2	493.3	-2.4	370.6	1,200.0	46.3	1,246.3

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	24

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basic Company Data

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Sweden and the Baltic Countries and New Business. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 23 April 2013.

2. Basis of Preparation and Accounting Policies

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the three month period ended on 31 March 2013 have been prepared in accordance with IAS 34 Interim Financial Reporting. The figures are unaudited.

In addition, the following standards and amendments to existing standards have been adopted in the interim financial statements 31 March 2013:

•	IAS 1 Presentation of Financial Statements (amendment)

•	IAS 19 Employee Benefits (amendment)

•	IAS 34 Interim Financial Reporting (amendment)

•	IFRS 7 Financial instruments: Disclosures (amendment).

•	IFRS 10 Consolidated Financial Statements

•	IFRS 11 Joint arrangements

•	IFRS 12 Disclosure of Interest in Other Entities

•	IFRS 13 Fair Value measurement

Additional information on the accounting policies are available in Citycon’s Financial Statements 2012 under the Notes to the Consolidated Financial Statements: in Note 3 “Changes in IFRS and accounting policies” and Note 4 “Summary of significant acounting policies”.

3. Segment Information

Citycon’s business consists of the regional business units Finland, Sweden and Baltic Countries and New Business.

Citycon acquired ownership of 50% in Kista Galleria -shopping centre on January 17, 2013. Kista Galleria -shopping centre is consolidated into Citycon’s financial statements with the equity method meaning that Citycon’s share of Kista Galleria -shopping centre’s profit for the period is recognised in the line “Share of result in joint ventures” in the statement of comprehensive income and Citycon’s share of Kista Galleria -shopping centre’s total assets is recognised in the line “Investments in joint ventures” in the statement of financial position. However, Citycon’s management and the Board of Directors follow the performance of Kista Galleria -shopping centre as if it was fully consolidated into Citycon’s net rental income and operating profit. Therefore, in the segment information numbers of Sweden are presented with (Segments) and without (IFRS) Kista Galleria -shopping centre.

EUR million	Q1/2013	Q1/2012	Change-%	2012
Turnover
Finland	37.9	34.7	9.1%	143.2
Sweden	27.4	15.8	74.1%	63.1
Baltic Countries and New Business	8.8	7.3	19.4%	32.8
Total Segments	74.1	57.8	28.1%	239.2
Reconciliation to IFRS	-11.2	—	—	—
Total IFRS	62.9	57.8	8.7%	239.2
Sweden IFRS	16.2	15.8	2.9%	63.1
Net rental income
Finland	24.2	22.8	6.2%	98.2
Sweden	17.5	9.2	90.5%	39.2
Baltic Countries and New Business	6.4	5.5	15.8%	24.6
Total Segments	48.1	37.5	28.2%	162.0
Reconciliation to IFRS	-7.8	—	—	—
Total IFRS	40.4	37.5	7.5%	162.0
Sweden IFRS	9.7	9.2	5.6%	39.2

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	25

EUR million	Q1/2013	Q1/2012	Change-%	2012
EPRA operating profit
Finland	23.4	20.9	12.1%	89.3
Sweden	16.0	7.8	105.7%	34.0
Baltic Countries and New Business	6.2	5.3	16.8%	23.7
Other	-2.9	-3.0	-1.1%	-11.4
Total Segments	42.6	31.0	37.6%	135.7
Reconciliation to IFRS	-7.2	—	—	—
Total IFRS	35.4	31.0	14.3%	135.7
Sweden IFRS	8.7	7.8	12.5%	34.0
Net fair value gains/losses on investment property
Finland	8.3	-2.3	—	-0.9
Sweden	2.7	3.3	-16.4%	9.0
Baltic Countries and New Business	0.7	5.0	-85.2%	15.4
Total Segments	11.8	5.9	99.5%	23.6
Reconciliation to IFRS	—	—	—	—
Total IFRS	11.8	5.9	99.5%	23.6
Sweden IFRS	2.7	3.3	-16.4%	9.0
Operating profit/loss
Finland	31.5	17.7	78.0%	87.5
Sweden	18.4	13.3	38.7%	48.2
Baltic Countries and New Business	6.9	10.3	-32.5%	39.1
Other	-2.9	-3.0	-1.1%	-11.4
Total Segments	54.0	38.3	40.8%	163.4
Reconciliation to IFRS	-7.2	—	—	—
Total IFRS	46.7	38.3	22.0%	163.4
Sweden IFRS	11.2	13.3	-15.7%	48.2

EUR million	31 March 2013	31 March 2012	Change-%	31 Dec. 2012
Assets
Finland	1,660.2	1,563.0	6.2%	1,672.9
Sweden	1,325.9	717.5	84.8%	749.4
Baltic Countries and New Business	319.8	287.0	11.5%	317.1
Other	337.8	77.0	338.6%	79.0
Total Segments	3,643.7	2,644.5	37.8%	2,818.5
Reconciliation to IFRS	-554.0	—	—	—
Total IFRS	3,089.7	2,644.5	16.8%	2,818.5
Sweden IFRS	771.9	717.5	7.6%	749.4
Liabilities
Finland	57.3	17.7	224.2%	14.0
Sweden	7.5	18.4	-59.2%	21.0
Baltic Countries and New Business	20.8	4.7	345.8%	3.7
Other	1,757.8	1,658.5	6.0%	1,719.9
Total	1,843.4	1,699.2	8.5%	1,758.6

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

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4. Property Operating Expenses

EUR million	Q1/2013	Q1/2012	Change-%	2012
Heating and electricity expenses	8.5	7.7	10.4%	25.1
Maintenance expenses	6.4	6.4	-0.5%	25.4
Land lease fees and other rents	0.5	0.4	29.4%	1.8
Property personnel expenses	0.5	0.2	170.3%	0.8
Administrative and management fees	0.7	0.5	46.4%	2.3
Marketing expenses	1.3	1.1	15.8%	5.6
Property insurances	0.2	0.2	-3.3%	0.6
Property taxes	1.8	1.6	13.8%	7.1
Repair expenses	2.4	2.0	18.2%	7.0
Other property operating expenses	0.1	0.0	—	0.2
Total	22.2	19.9	11.6%	75.8

Two properties generated no income during the first quarter of 2013 (in 2012 two properties ), while these generated expenses of EUR 0.1 million (EUR 0.0 million)

5. Earnings per Share

EUR million	Q1/2013	Q1/2012	Change-%	2012
Earnings per share, basic
Profit/loss attributable to parent company shareholders, EUR million	26.1	15.8	65.1%	77.2
Issue-adjusted average number of shares, million 1)	376.6	310.7	21.2%	321.1

Earnings per share (basic), EUR 1)	0.07	0.05	36.2%	0.24
Earnings per share, diluted
Profit/loss attributable to parent company shareholders, EUR million	26.1	15.8	65.1%	77.2
Expenses from convertible capital loan, the tax effect deducted (EUR million)	0.6	1.0	-42.2%	3.1

Profit/loss used in the calculation of diluted earnings per share (EUR million)	26.6	16.8	59.0%	80.3
Issue-adjusted average number of shares, million 1)	376.6	310.7	21.2%	321.1
Convertible capital loan impact, million	10.0	17.0	-41.1%	15.1
Adjustments for long-term share-based incentive plan, million	—	0.0	—	0.0

Average number of shares used in the calculation of diluted earnings per share, million	386.6	327.7	18.0%	336.3

Earnings per share (diluted), EUR 1)	0.07	0.05	34.7%	0.24

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

6. Investment Property

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. 31 March 2013, the first mentioned category included IsoKristiina in Finland, as well as Åkermyntan Centrum in Sweden. On 31 March 2012, the first mentioned category included Iso Omena, Koskikeskus and Myllypuro in Finland as well as Åkermyntan Centrum in Sweden and Magistral in Estonia.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

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	31 March 2013
	Investment properties under	Operative investment
EUR million	construction (IPUC)	properties	Investment properties, total
At period-start	195.7	2,518.5	2,714.2
Acquisitions	1.5	0.1	1.6
Investments	0.4	12.1	12.6
Disposals	-18.4	-1.6	-20.1
Capitalized interest	0.1	0.4	0.5
Fair value gains on investment property	0.2	21.4	21.6
Fair value losses on investment property	-0.3	-9.5	-9.8
Exchange differences	0.5	19.5	20.1
Transfers between items	-139.2	129.6	-9.6
At period-end	40.4	2,690.5	2,730.9

	31 March 2012
	Investment properties under	Operative investment
EUR million	construction (IPUC)	properties	Investment properties, total
At period-start	526.4	1,995.7	2,522.1
Acquisitions	—	0.0	0.0
Investments	9.9	6.4	16.2
Disposals	—	-2.0	-2.0
Capitalized interest	0.2	0.2	0.4
Fair value gains on investment property	5.4	12.8	18.2
Fair value losses on investment property	-0.3	-12.0	-12.3
Exchange differences	0.1	5.1	5.2
Transfers between items	—	-0.1	-0.1
At period-end	541.7	2,006.1	2,547.8

	31 Dec. 2012
	Investment properties under	Operative investment
EUR million	construction (IPUC)	properties	Investment properties, total
At period-start	526.4	1,995.7	2,522.1
Acquisitions	7.9	50.9	58.8
Investments	34.1	65.6	99.7
Disposals	—	-1.4	-1.4
Capitalized interest	1.1	0.7	1.8
Fair value gains on investment property	0.6	53.7	54.4
Fair value losses on investment property	-1.2	-29.6	-30.8
Exchange differences	0.5	26.3	26.8
Transfers between items	-373.7	356.5	-17.2
At period-end	195.7	2,518.5	2,714.2

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An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement (%)			Weighted average market rents (€/m2)
	31 March 2013	31 March 2012	31 Dec. 2012	31 March 2013	31 March 2012	31 Dec. 2012
Finland	6.2	6.3	6.2	26.1	25.6	25.9
Sweden	6.0	5.9	6.0	26.2	24.0	25.6
Baltic Countries and New Business	7.6	8.0	7.7	20.1	20.8	20.0
Average	6.3	6.4	6.3	25.4	24.6	25.1

7. Investment Properties Held for Sale

On 31 March 2013, the Investment Properties Held for Sale comprised one property located in Sweden and one in Finland. These transactions are expected to be finalised during second quarter in 2013. On 31 December 2012, the Investment Properties Held for Sale included one plot and one property. The plot was sold in February 2013.

EUR million	31 March 2013	31 March 2012	31 Dec. 2012
At period-start	5.4	12.7	12.7
Disposals	-4.3	-12.8	-25.0
Exchange differences	0.0	0.1	0.5
Transfers from investment properties	9.6	0.1	17.2
At period-end	10.7	0.1	5.4

8. Cash and Cash Equivalents

EUR million	31 March 2013	31 March 2012	31 Dec. 2012
Cash in hand and at bank	164.7	59.8	50.6
Short-term deposits	—	0.0	—
Other bank deposits	0.3	—	0.3
Total	165.1	59.8	51.0

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists of pledged cash accounts related to rental guarantees and redevelopment projects.

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9. Fair values of financial assets and liabilities

	31 March 2013		31 March 2012		31 Dec. 2012
	Carrying		Carrying		Carrying
EUR million	amount	Fair value	amount	Fair value	amount	Fair value
Financial assets
I Financial assets at fair value through profit and loss
Derivative financial instruments	0.7	0.7	—	—	—	—
Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	1,351.3	1,355.8	1,391.0	1,394.1	1,304.3	1,308.6
Convertible capital loan 1/2006	39.4	39.8	68.6	71.3	39.1	39.8
Bond 1/2009	39.8	40.0	39.6	40.0	39.7	40.0
Bond 1/2012	149.5	150.0	—	—	149.5	150.0
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	3.4	3.4	—	—	0.7	0.7
III Derivative contracts under hedge accounting
Derivative financial instruments	65.8	65.8	49.1	49.1	75.6	75.6

The principles for determining the fair values of financial instruments

Citycon applies IFRS valuation principles when determining the fair value of financial instruments. The following presents the principles for determining the fair values of all financial assets and liabilities.

Derivative financial instruments

Derivative financial instruments are initially measured at cost in the statement of financial position and subsequently re-measured at their fair value on each balance-sheet date. The fair value of interest rate swaps is calculated using the present value of estimated future cash flows. The fair value of Citycon’s interest rate derivatives is determined by the counterparty banks based on customary valuation techniques used by market participants in the OTC derivative market. An interest rate curve is determined based on observable market rates. The curve is used to determine future interest payments, which are then discounted to present value.

The fair value of a forward agreement is based on the difference between the exchange rate of the agreement and the prevailing exchange rate fixing on each balance-sheet date as well as the currency basis spreads between the respective currencies. The fair value of derivative financial instruments is the estimated amount that Citycon would receive or pay to settle the related agreements.

The fair value of foreign exchange derivative contracts is based on quoted market prices.

The fair value of both interest rate and foreign exchange derivative financial instruments corresponds to level 2 of the fair value hierarchy according to IFRS7p27a. For financial instruments that are recognised at fair value on a recurring basis, Citycon determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the period there was no transfers between the levels of the fair value hierarchy.

Loans from financial institutions

Citycon’s loans from financial institutions are floating rate loans which have a fair value equal to the nominal amount of the loan. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees of the loans.

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Convertible capital loan 1/2006

Convertible capital loan 1/2006 is a fixed rate loan which has a fair value equal to the nominal amount of the loan. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees of the loan, together with the market value of the option component on the issue date.

Bond 1/2009 and bond 1/2012

The bonds 1/2009 and 1/2012 are fixed rate loan which has fair values equal to the nominal amount of the loans. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees for the loans.

10. Derivative Financial Instruments

EUR million	31 March 2013		31 March 2012		31 Dec. 2012
	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	—	—	—	—	—	—
1-2 years	158.0	-4.9	—	—	155.6	-6.0
2-3 years	219.7	-9.4	153.1	-4.9	176.2	-9.0
3-4 years	261.6	-17.8	213.9	-7.4	263.1	-19.9
4-5 years	184.0	-15.6	252.6	-13.4	217.2	-20.2
over 5 years	212.2	-18.1	389.5	-23.4	209.5	-20.6

Subtotal	1,035.5	-65.8	1,009.1	-49.1	1,021.7	-75.6
Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	183.6	-2.8	—	—	67.6	-0.7

Total	1,219.1	-68.6	1,009.1	-49.1	1,089.3	-76.3

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate loss of EUR 2.6 million (gain EUR 0.0 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 1,035.5 million (EUR 1,009.1 million). The change in fair values of these derivatives (net of taxes), EUR 7.8 million (EUR 4.5 million) is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR 0.2 million have been recognised in Share of other comprehensive income of joint ventures from interest rate swaps hedging the Kista loan.

11. Dividends and Return from the Invested Unrestricted Equity Fund

In accordance with the proposal by the Board of Directors, the Annual General Meeting held on 21 March 2013 decided on a dividend of EUR 0.04 per share for the financial year 2012 (EUR 0.04 for the financial year 2011) and EUR 0.11 per share was decided to be returned from the invested unrestricted equity fund (EUR 0.11 for the financial year 2011).

Dividend and equity return of EUR 49.0 million in total for the financial year 2012 (EUR 41.7 million for the financial year 2011) were paid on 4 April 2013.

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12. Loans

During the period, repayments of interest-bearing debt amounting to EUR 150.5 million were made in line with repayment terms.

Other proceeds and repayments from/of long-term loans in the cash-flow statement arose from the use of revolving credit facilities and new term loans. A bilateral loan of EUR 17.9 million was refinanced during the period.

13. Contingent Liabilities

EUR million	31 March 2013	31 March 2012	31 Dec. 2012
Mortgages on land and buildings	38.1	36.1	37.1
Bank guarantees	63.8	45.9	63.8
Capital commitments	87.5	28.9	296.1

On 31 March 2013, Citycon had capital commitments of EUR 87.5 million (EUR 28.9 million) relating mainly to on-going
(re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

14. Related Party Transactions

Citycon Group’s related parties comprise the parent company, subsidiaries, associated companies, minority companies, Board members, CEO, Corporate Management Committee members and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 49.3 per cent on 31 March 2013 (31 March 2012: 48.0% ). During the first quarters in 2013 and 2012, Citycon had the following significant transactions with Gazit-Globe Ltd.:

Convertible capital loan

In August 2012 Citycon Oyj repurchased convertible capital bonds issued on 2 August 2006 from its main shareholder, Gazit-Globe Ltd. with face value of EUR 20 million. Based on the information Citycon has received, after the Citycon repurchases Gazit-Globe Ltd. did not hold any outstanding amount of the convertible capital loan on 31 March 2013. At the end of the corresponding period on 31 March 2012, based on the information Citycon has received, Gazit-Globe Ltd. held 58.9 per cent out of the outstanding amount of the convertible capital loan, i.e. EUR 40.4 million out of the carrying amount of the convertible capital loan then amounting to EUR 68.6 million.

Purchases of services

Citycon has paid expenses of EUR 0.0 million (EUR 0.0 million) to Gazit-Globe Ltd. and its subsidiaries and invoiced expenses of EUR 0.0 million (EUR 0.1 million) forward to Gazit-Globe Ltd. and its subsidiaries.

Rights issue 2013

In March 2013, the company issued 114 million new shares in a rights issue, raising approximately EUR 200 million gross proceeds in new equity. Gazit-Globe Ltd. subscribed 56.1 million shares in this rights issue.

15. Key Figures

	Q1/2013	Q1/2012	Change-%	2012
Operating profit, EUR million	46.7	38.3	22.0%	163.4
% of turnover	74.3%	66.3%	12.2%	68.3%
Profit/loss before taxes, EUR million	31.4	22.2	41.7%	95.5
Earnings per share (diluted), EUR 1)	0.07	0.06	21.2%	0.24
Equity per share, EUR	2.72	3.18	-14.4%	3.11
Gearing, %	113.6	152.3	-25.5%	139.8
Net interest-bearing debt (fair value), EUR million	1,420.8	1,446.2	-1.8%	1,487.8
Personnel (at the end of the period)	117	134	-12.7%	129

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue executed in March 2013.

The formulas for key figures can be found from the 2012 annual financial statements.

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	32

16. Shareholders, Share Capital and Shares

At the end of March, Citycon had a total of 8,509 (5,741) registered shareholders, of which 13 were account managers of nominee-registered shares. Nominee-registered and other international shareholders held 331.7 million (225.5 million) shares, or 75.2 per cent (81.2%) of shares and voting rights in the company.

Rights issue

On 12 February 2013, the Board of Directors of the Citycon resolved, based on the authorisation of the Extraordinary General Meeting on 6 February 2013, to issue a maximum of 114,408,000 new shares. The shares issued in the rights issue represented approximately 35.0 per cent of the total shares and voting rights in Citycon before the offering and approximately 25.9 per cent of the total shares and voting rights in the company after the rights issue. The subscription period expired on 7 March 2013 and the new shares issued in the rights issue were registered with the Finnish Trade Register on 14 March 2013.

Flagging notices

The company did not receive any flagging notices during the period.

Information on shares and share capital

Share price, transactions, EUR	Q1/2013	Q1/2012	Change-%	2012
Low	2.12	2.22	-4.5%	2.12
High	2.67	2.71	-1.5%	2.71
Average	2.42	2.50	-3.2%	2.43
Latest	2.23	2.51	-11.2%	2.57
Market capitalisation at period-end, EUR million	984.1	697.3	41.1%	840.1
Share trading volume
Number of shares traded, million	44.4	25.1	76.9%	82.0
Value of shares traded, EUR million	107.3	62.8	70.9%	199.2
Share capital and shares
Share capital at period-start, EUR million	259.6	259.6	—	259.6
Share capital at period-end, EUR million	259.6	259.6	—	259.6
Number of shares at period-start, million	326.9	277.8	17.7%	277.8
Number of shares at period-end, million	441.3	277.8	58.9%	326.9

During the period, there were no changes in the company’s share capital but the number of the company’s shares increased by 114,408,000 shares during the period following the rights issue in February-March. The company has a single series of shares, with each share entitling to one vote at general meetings of shareholders. The shares have no nominal value.

Board authorisations and own shares

Pursuant to a share issue authorisation granted by the Annual General Meeting of 2013, the Board of Directors can decide on an issuance of a maximum of 25 million shares or conveyance of treasury shares. By virtue of this authorisation, the Board may also decide to issue special rights entitling to shares. The authorisation will be valid until the close of the next Annual General Meeting, however, no longer than until 30 June 2014.

During the period the Board of Directors had also a share issue authorisation granted by the Extraordinary General Meeting held on 6 February 2013. The Board exercised this authorisation in February when it dediced on rights issue mentioned above. This authorisation was valid until the close of the Annual General Meeting of 2013 and it revoked the share issue authorisation given by the Annual General Meeting of 2012.

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The Annual General Meeting of 2013 authorised the Board of Directors to decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 20 million shares. The authorisation will be valid until the close of the next Annual General Meeting, however, no longer than until 30 June 2014.

At period-end, the Board of Directors had no other authorisations.

During the reporting period, the company held no treasury shares.

Stock options 2011

The Board of Directors of Citycon Oyj decided on 3 May 2011, by virtue of an authorisation granted by the Annual General Meeting held on 13 March 2007, to issue stock options to the key personnel of the company and its subsidiaries.

In order to ensure the equal treatment of shareholders and the stock option holders, the Board of Directors of Citycon Oyj decided on 12 February 2013 and 13 March 2013, due to the rights issue, to adjust the subscription price of the stock options in accordance with the terms and conditions of the Stock Option Plan 2011.

The maximum total number of stock options which can be issued is 7,250,000 . The subscription ratio is 1.1765 (1.0), thus, the stock options entitle their owners to subscribe for a maximum total of 8,529,625 (7,250,000) new shares in the company or existing shares held by the company. The subscription ratio has been adjusted from 1.0 to 1.1765 due to rights issue arranged in September-October 2012.

The stock options are marked with the symbols 2011A(I), 2011A(II) and 2011A(III); 2011B(I), 2011B(II) and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); and 2011D(I), 2011D(II) and 2011D(III).

By the end of the reporting period, a total of 6,265,000 stock options 2011 had been distributed comprising a total of 2,250,000 stock options divided into sub-categories 2011A–D(I), a total of 1,990,000 stock options divided into sub-categories 2011A–D(II) and a total of 2,025,000 stock options divided into sub-categories 2011A–D(III).

Share subscription price

The subscription prices of the shares to be subscribed for by exercising the stock options 2011, adjusted due to the rights issue are as follows:

Option category	Subscription price
2011A–D(I)	2.8009	(3.17)
2011A–D(II)	2.9199	(3.31)
2011A–D(III)	2.3419	(2.63)

Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

Share subscription period

Share subscription periods of stock options 2011 are as follows:

Option category	2011A(I-III)	2011B(I-III)	2011C(I-III)	2011D(I-III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

The stock option plan 2011 is covered in more detail in the company’s Financial Statements 2012. The terms and conditions of stock options 2011 in their entirety are available on the corporate website at www.citycon.com/options.

Capital Convertible Bond

Due to the rights issue pursuant to the pre-emptive subscription right of shareholders, Citycon’s Board of Directors has also on 12 February 2013 and 13 March 2013 decided to adjust the conversion price of the convertible bonds from EUR 4.05 to EUR 3.76. After the new conversion price became effective, the total number of shares that can be subscribed for on the basis of the convertible bonds is 10,585,106.

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	34

Financial Reports in 2013

Citycon will issue two more interim reports during the financial year 2013 as follows:

January–June 2013 on Wednesday, 10 July 2013 at around 9.00 a.m. and

January–September 2013 on Wednesday, 16 October 2013 at around 9.00 a.m.

For more investor information, please visit the corporate website at www.citycon.com.

For further information, please contact:

Marcel Kokkeel, CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.fi

Eero Sihvonen, Executive Vice President and CFO

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.fi

Distribution:

NASDAQ OMX Helsinki

Major media

www.citycon.com

CITYCON OYJ | INTERIM REPORT 1 JANUARY - 31 MARCH 2013	35

Report on Review of Citycon Oyj’s Interim Financial Information

for the period January 1–March 31, 2012

To the Board of Directors of Citycon Oyj

Introduction

We have reviewed the accompanying statement of financial position of Citycon Oyj as of March 31, 2013 and the related statements of comprehensive income, changes in equity and cash flows for the three-month period then ended, and explanatory notes prepared in accordance with International Financial Reporting Standards as adopted by the EU. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of this interim financial information in accordance with the Securities Market Act, chapter 2, paragraph 5 a. Based on our interim review we express at the request of the Board of Directors a report in accordance with the Securities Market Act, chapter 2, paragraph 5 a.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information, prepared in accordance with International Financial Reporting Standards as adopted by the EU, does not give a true and fair view of the financial position of the entity as at March 31, 2013, and of its financial performance and its cash flows for the three-month period then ended in accordance with the Securities Market Act.

23 April, 2013

ERNST & YOUNG OY

Authorised Public Accountants

Eija Niemi-Nikkola, Authorised Public Accountant

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